Chronos Announcement
All-Colleague Email

To:	All City National Colleagues
From:	Russell Goldsmith
Subject:	Important News

I write to you this morning with important and exciting news: City National has entered in to an agreement to merge with Royal Bank of Canada (RBC), the premier financial services company in Canada.  RBC has agreed to acquire City National for $5.4 billion (USD) in a 50% cash, 50% stock transaction, subject to customary closing conditions.  A news release announcing this move was issued today and a copy is attached here along with key message points and FAQs for clients and colleagues.

This merger will be very good for City National, its clients, colleagues, communities, and shareholders.  City National will soon be backed by one of the largest and safest banks in the world, which will give us more resources and enable us to provide clients with greater capabilities, enhanced lending capacity, and expanded locations and wealth management offerings.  In addition, RBC's extensive U.S. wealth management business and its capital markets and investment banking capabilities provide significant new opportunities for City National, its colleagues, and its clients.

RBC is a Toronto-based corporation and the premier bank in Canada, with operations in 40 countries around the globe, $941 billion (CAD) in assets, which is about $761 billion USD at the current conversion rate, and a market capitalization of almost $90 billion (USD), making it the 12th largest financial institution in the world.  The addition of City National will provide RBC with the focused U.S. banking presence it has been seeking, and it will create a strong platform for further growth and expansion both for City National and for RBC.

Under terms of the agreement, City National will continue to operate as a U.S. bank headquartered in Los Angeles.  I will remain Chairman and CEO, and I'll be responsible for both the bank and RBC's U.S. Wealth Management unit.

City National will continue to operate as it does today – with its current management team and, for now, under its own brand.  There will be little or no change to its current organizational structure.  We do not expect significant job reductions as a result of this acquisition.

The combination of our two companies will be a great fit.  Both are highly regarded institutions with reputations for outstanding client service and integrity.  RBC's management is committed to supporting City National's continued success with the full complement of the company's resources and capabilities.  They understand and appreciate the unique power of City National's value proposition and relationship model.

RBC offers a unique opportunity, and as we have come to know the RBC organization and its strategic direction better the combination has become increasingly attractive.  The merger makes very good business and financial sense for a variety of reasons, which we will have the chance to review together in the days and weeks to come, beginning with a Town Hall meeting this afternoon.  You will be getting details about how to participate shortly, so be sure to check your email and InfoLink.

The actual closing of this merger is expected to be at least nine months away, so you and our clients will not see many changes – if at all – for some time.  It's important that you and all of our colleagues understand that this is very good for you and for the continuity of our management team, which is expected to remain in place here at City National.

This is an exciting opportunity for all of us.  Our future will be brighter and more secure than ever as we continue our journey on the The way up®.

Congratulations to you and to all our colleagues for all that you and they have done to bring City National to this remarkable opportunity for us all.

Thank you.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legalproceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corp. successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook – Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 S. Flower St., 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.